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SUPPL


08001757



EASTMAIN

RECEIVED
2008 APR 16 P 5:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

TSX Symbol: ER
March 20, 2008

Drilling underway at Éléonore South

Eastmain Resources Inc. (TSX:ER) announced that a phase-one drill program is underway at its Éléonore South joint venture project. The drill program will be operated by Eastmain, and funded by GOLDCORP INC. (TSX:G, NYSE:GG) through its wholly-owned subsidiary Les Mines Opinaca Ltée. ("Opinaca"). This phase of drilling will test a number of near-surface, high-priority targets including the visible gold discovery at the JT Target area.

The Éléonore South property is a three-way joint venture between Opinaca, Eastmain and Azimut Exploration Inc. ("Azimut"). The property, located in northern James Bay, Québec is contiguous with the Éléonore project which hosts the Roberto gold deposit, and is currently undergoing advanced exploration by Opinaca. Eastmain recently served notice to Opinaca and Azimut that it had completed expenditure requirements necessary to vest its interest in the Éléonore South project. Upon review, both Opinaca and Azimut accepted this notice of first option. Opinaca subsequently exercised its right to increase its interest in the Éléonore South joint venture by 6.67% to a total of 40% (press release dated February 26, 2008).

Targets to be drilled in this phase will include a combination of geochemical anomalies in rock and soil, which coincide with favourable geological, structural and geophysical criteria indicative of a potential sedimentary-hosted gold deposit. The top-priority JT Target area includes a 300-metre by 600-metre gold-in-rock "footprint" with hundreds of metre-long rock channel samples ranging from **more than 10 ppb to 37.8 g/t gold.** The current program includes follow-up drill-testing of trench ELS-07-1E3, which assayed up to **10.9 g/t Au across 3.0 metres** and **5.33 g/t Au over 8.0 metres** in separate channels within gold-bearing, siliceous, sedimentary rocks containing disseminated arsenopyrite, flanking the VG Zone (press release Oct 27, 2007).

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in the press release and is a Qualified Person within the meaning of National Instrument 43-101.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

With its focus on the district of James Bay, Québec, Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain also holds interest in 12 projects within the district, including the Éléonore South property, where a new sedimentary-gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. The Company has a budget of $3.5 million for gold exploration in Québec.

On Wednesday, March 19, 2008 Dr. Robinson was a guest on CTV- Business News Network's "Power Breakfast" series with Linda Sims. To view this interview please visit http://broadband.bnn.ca/bnn or www. eastmain.com.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks. Actual events or results could differ materially from the Company's expectations and projections.

END